UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File Number l-8610

SBC SAVINGS PLAN

SBC COMMUNICATIONS INC.

175 E. Houston, San Antonio, Texas 78205

                                       Financial Statements, Supplemental Schedules and Exhibits

                                                           Table of Contents
                                                                                                                               Page

Report of Independent Auditors  ............................................................................  1

Financial Statements:

         Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001...................  2

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 2002.......................................................................  3

         Notes to Financial Statements......................................................................  4

Supplemental Schedules:

         Schedule G, Part III - Schedule of Nonexempt Transactions..........................................  8

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year).....................................  9

Exhibits:

         23 - Consent of Ernst & Young LLP

         99 - Certification of Periodic Financial Reports

                                                    REPORT OF INDEPENDENT AUDITORS

SBC Communications Inc., Plan Administrator
    for the SBC Savings Plan

We have audited the accompanying statements of net assets available for benefits of SBC Savings Plan as of December 31, 2002 and
2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31,
2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                       /s/ ERNST & YOUNG LLP

San Antonio, Texas
June 23, 2003

                                                           SBC SAVINGS PLAN
                                             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                          (Dollars in Thousands)

                                                                            December 31,
                                                               -------------------------------------
                                                                    2002                  2001
                                                               ---------------        --------------
ASSETS

Investments (See Note 4)                                    $       5,390,967      $      6,979,525
Cash                                                                        -                    85
Contributions receivable                                                    7                    13
Dividends and interest receivable                                          71                   143
Receivable for investments sold                                           489                   976
Other receivables                                                         382                 1,348
                                                               ---------------        --------------

   Total Assets                                                     5,391,916             6,982,090
                                                               ---------------        --------------

LIABILITIES

Administrative expenses payable                                           494                 1,521
Interest payable                                                            -                   448
Long-term debt - SBC Communications Inc.                                    -                78,365
Payable for investments purchased                                       3,608                     -
Other                                                                       2                     8
                                                               ---------------        --------------

   Total Liabilities                                                    4,104                80,342
                                                               ---------------        --------------

Net Assets Available for Benefits                           $       5,387,812      $      6,901,748
                                                               ===============        ==============

See Notes to Financial Statements.

                                                           SBC SAVINGS PLAN
                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                   FOR THE YEAR ENDED DECEMBER 31, 2002
                                                          (Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2001        $       6,901,748

Additions to Net Assets:
  Contributions:
      Participant contributions                                       283,990
      Employer contributions                                          137,870
                                                               ---------------

                                                                      421,860
                                                               ---------------

Investment Income:
  Dividends on SBC common shares                                       90,875
  Interest                                                             69,771
                                                               ---------------

                                                                      160,646
                                                               ---------------

    Total Net Additions                                               582,506
                                                               ---------------

Deductions from Net Assets:
  Net depreciation in value of investments                          1,438,317
  Administrative expenses                                               5,584
  Interest expense                                                      4,924
  Distributions                                                       574,476
  Transfer to other plan (See Note 1)                                  73,141
                                                               ---------------

    Total Deductions                                                2,096,442
                                                               ---------------

Net Assets Available for Benefits, December 31, 2002        $       5,387,812
                                                               ===============

See Notes to Financial Statements.

                                                           SBC SAVINGS PLAN
                                                     NOTES TO FINANCIAL STATEMENTS
                                                        (Dollars in Thousands)

1.   Plan Description - The Plan was established by SBC Communications Inc. (SBC or the Company) to provide a convenient way for
     ----------------
     eligible employees to save for retirement on a regular and long-term basis.  The following description of the Plan provides only general information.  The SBC Savings Plan (Plan) has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and
     Plan expenses.  The Plan text and prospectus include complete descriptions of these and other Plan provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     In 2000, SBC entered into the Cingular Wireless (Cingular) joint venture agreement with BellSouth Corporation.  As a result of this agreement, certain SBC employees were leased to Cingular.  In December 2001 these employees became Cingular employees.
     During 2002 the Plan transferred approximately $73,141 to State Street Bank and Trust related to those former employees who became employees of Cingular.

     Participants can invest their contributions in one or more of the following funds in 1% increments: the SBC Shares Fund, the Bond
     Fund, the Large Cap Stock Fund, the Interest Income Fund, the Asset Allocation Fund, the Global Equity Fund, the Mid and Small
     Cap Stock Fund and the International Stock Fund.

     Company matching contributions are made solely in the form of shares of SBC's common stock held in an Employee Stock Ownership
     Plan (ESOP) which is a separate investment account of this Plan.

     The Plan prefunded the ESOP by borrowing Guaranteed Salaried Employees' ESOP Notes, the repayment of which was guaranteed by
     SBC.  These notes were paid in full during 2002.  Funds borrowed by the Plan were used to purchase shares of SBC's common stock held in the open market (Financed Shares), which acted as collateral for reimbursement to SBC for any payments it made under its guarantee of the ESOP Notes.  Dividends on Financed Shares and employer cash contributions were used by the Plan to make the required principal and interest payments on the ESOP Notes.  As the ESOP Notes were paid down, the Financed Shares were released from the collateral.  The Financed Shares were allocated to participants' accounts in the form of a company matching contribution.  In lieu of dividends on Financed Shares previously allocated to participants, additional Financed Shares were allocated to participants' accounts.

     In 1994 and 1996, the Plan entered into separate agreements with the Company to lend the Plan up to $99,000 and $24,200
     (Refinancing Notes), respectively.  The Refinancing notes were paid in full during 2002.  The interest rate on the notes at
     December 31, 2001 ranged from 5.56% to 8.44%.

     Dividends on shares in the SBC Shares Fund and the ESOP can either be reinvested in the SBC Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year.  Interest earned on dividends held in the DFA will be paid into the SBC Shares Fund.  During 2002, Plan participants elected to receive $18,300 in dividend distributions.  This amount is included in distributions on the statement of changes in net assets.

     Although it has not expressed any intent to do so, SBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.   Accounting Policies - The values of investments are determined as follows: SBC common shares on the basis of the closing
     -------------------
     price as reported on the New York Stock Exchange; contracts with insurance companies and other financial institutions at principal plus reinvested interest which approximates fair value; common collective trust funds at values obtained from fund managers; and temporary cash investments at cost which approximates fair value.  Purchases and sales of securities are reflected as of the trade date.  Dividend income is recognized on the ex-dividend date.  Interest earned on investments is recognized on the accrual basis.

     The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United
     States, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.   Investments - Investments representing 5% or more of Plan net assets at either December 31, 2002 or 2001 were:
     ------------

                                                                                2002              2001
                                                                            -------------     -------------
     Employee Stock Ownership Plan*
     ------------------------------
     SBC common shares:
         Allocated                                                       $     1,032,358    $    1,453,471
         Unallocated                                                     $             -    $      175,536

     SBC Shares Fund
     ---------------
     SBC common shares                                                   $     1,159,629   $     1,870,531

     Large Cap Stock Fund
     --------------------
     Barclays Global Investors Equity Index Fund F                       $     1,002,402  $      1,450,269

     Bond Fund
     ---------
     Barclays Global Investors Intermediate Government/Credit            $       276,900  $        162,419
        Bond Index Fund F

     Asset Allocation Fund
     ---------------------
     Barclays Global Investors U.S. Tactical Asset Allocation Fund F     $       357,615   $       461,802

     *Nonparticipant-directed

     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year)
     depreciated in value as follows:

     Common Stock                                            $  (1,048,594)
     Common Collective Trusts                                     (389,723)
                                                               -------------
     Total                                                   $  (1,438,317)
                                                               =============

     The Interest Income Fund consists of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer.  Interest crediting rates are generally established when the contract is purchased and are not reset.  For the years ended December 31, 2002 and 2001, the average interest rates earned on these contracts were 5.59% and 6.41%.  At December 31, 2002, the fixed crediting interest rates on these contracts ranged from 2.83% to 7.65%.  At December 31, 2001, the fixed crediting interest rates on these contracts ranged from 3.76% to 7.65%.  No valuation reserves were recorded to adjust contract amounts as of December 31, 2002 or 2001.

     The Interest Income Fund invests in both guaranteed investment contracts (GICs) and synthetic investment contracts (SICs).  SICs differ from GICs in that the assets supporting the SICs are owned by the Plan.  A bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value.  Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value.  The assets supporting the GICs and SICs generally consist of high quality fixed income securities with a fair value of $1,169,543 and $925,853 at December 31, 2002 and
     2001.

     The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4.   Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net
     -----------------------------------
     assets relating to the nonparticipant-directed investments as of December 31 is as follows:

                                                                      2002                2001
                                                                  -------------       -------------
     Assets
     ------
     SBC common shares:
         Allocated                                              $    1,032,358      $    1,453,471
         Unallocated                                                         -             175,536
     Temporary cash investments                                          4,531               1,448
     Dividends and interest receivable                                       3                   2
     Receivable for investments sold                                       489                 976
     Other receivables                                                       2               1,735
                                                                                      -------------
                                                                  -------------
         Total Assets                                                1,037,383           1,633,168
                                                                  -------------       -------------

     Liabilities
     -----------
     Administrative expenses payable                                        17                 282
     Interest payable                                                        -                 448
     Long-term debt                                                          -              78,365
     Payable for investments purchased                                   3,608                   -
                                                                  -------------       -------------
                                                                  -------------
         Total Liabilities                                               3,625              79,095
                                                                  -------------       -------------

         Net Assets Available for Benefits                      $    1,033,758      $    1,554,073
                                                                  =============       =============

                                                                                          2002
                                                                                      -------------

     Net Assets Available for Benefits, December 31, 2001                           $    1,554,073

         Employer contributions                                                            137,870
         Interest income                                                                        54
         Dividends                                                                           2,897
         Net depreciation in fair value of investments                                    (481,683)
         Administrative expenses                                                              (876)
         Interest expense                                                                   (4,924)
         Distributions                                                                    (149,494)
         Transfer to other plan                                                            (24,159)
                                                                                      -------------
                                                                                          (520,315)
                                                                                      -------------

     Net Assets Available for Benefits, December 31, 2002                           $    1,033,758
                                                                                      =============

5.   Long-Term Debt - Long-term debt consists of the ESOP Notes issued in connection with the ESOP and the Refinancing Notes (as
     --------------
     discussed in Note 2).  The remaining balance due on the notes was paid off in 2002.  The carrying amount and the estimated fair value of the ESOP and refinancing notes as of December 31, 2001 was:

                                                                   2001
                                                              --------------

     Carrying Amount                                        $        78,365
                                                              ==============

     Fair Value                                                     82,042                                                                                                                        $
                                                              ==============

     The fair values of the ESOP Notes were estimated based on quoted prices.  The fair value of the refinancing notes were estimated based on discounted future cash flows using current interest rates.

6.   Tax Status - The Plan has received a determination letter from the Internal Revenue Service dated November 4, 1996, stating
     ----------
     that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

     On February 28, 2002, the Plan filed for, but has not yet received, a new tax determination letter from the IRS to reflect legally required changes and other changes made to the Plan since the previous determination letter was issued.

7.   Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per
     ---------------------------------------------------
     the financial statements to the Form 5500 as of December 31:

                                                                                  2002               2001
                                                                            ---------------    ---------------

     Net Assets Available for Benefits per the financial statements             5,387,812   $      6,901,748                                                                                                    $

     Less: Distribution payable to participants                                    (4,636)            (7,505)
                                                                            ---------------    ---------------
                                                                            ---------------    ---------------

     Net Assets Available for Benefits per the Form 5500                        5,383,176   $      6,894,243                                                                                                    $
                                                                            ===============    ===============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

                                                                                                     2002
                                                                                                --------------

     Distributions to participants per the financial statements                                       574,476                                                                                                                      $

     Add: Distributions payable to participants at December 31, 2002                                    4,636

     Less: Distributions payable to participants at December 31, 2001                                  (7,505)
                                                                                                --------------

     Distributions to participants per the Form 5500                                                  571,607                                                                                                                      $
                                                                                                ==============

     Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                            SBC SAVINGS PLAN
                                                     EIN 43-1301883, PLAN NO. 002

                                       SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
                                                           December 31, 2002

                                           (b)
                                  Relationship to Plan,                                                                                                    (j) Net Gain
             (a)                   Employer, or Other                           (c)                                 (h)               (i) Current             (repaid
  Identity of Party Involved        Party-In-Interest               Description of Transactions                Cost of Asset        Value of Asset            earnings)*
------------------------------- -------------------------- -----------------------------------------------    -----------------     ----------------      ----------------

SBC Communications Inc.         Employer/Plan Sponsor      Failure to timely remit participant deferrals
                                                           for the pay period(s) ended:
                                                                             December 29, 2001             $          571       $           762      $            191
                                                                             February 20, 2002                      3,613                 3,727                   114
                                                                             November 23, 2002                     10,579                10,959                   380
                                                                             December 7, 2002                      10,942                11,187                   245
                                                                             December 21, 2002                     15,891                16,152                   261
                                                                             December 28, 2002                      1,646                 1,931                   285

* The earnings will be repaid to the Plan during 2003.

Note: Columns (d) - (g) are not shown as they are not applicable.

                                                            SBC SAVINGS PLAN
                                                     EIN 43-1301883, PLAN NO. 002

                                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                           December 31, 2002
                                                        (Dollars in Thousands)

                                                                 Description of                              Current
  Identity of Issue                                                Investment                   Cost          Value
  -----------------------------------------------------   ------------------------------    ------------  --------------

  Employee Stock Ownership Plan
  -----------------------------

  *    SBC common shares                                        38,085,527 shares       $     583,168  $     1,032,358
  *    Boston Safe Deposit and Trust Company                Temporary cash investment           4,531            4,531
                                                                                           ------------   --------------
         Total Employee Stock Ownership Plan                                                  587,699        1,036,889
                                                                                           ------------   --------------

  SBC Shares Fund
  ---------------

  *    SBC common shares                                        42,774,969 shares                            1,159,629
  *    Boston Safe Deposit and Trust Company                Temporary cash investment                           15,020
                                                                                                          --------------
         Total SBC Shares Fund                                                                 **            1,174,649
                                                                                                          --------------

  Bond Fund
  ---------

  *    Barclays Global Investors Intermediate
                                                                                                          --------------
         Government/Credit Bond Index Fund F                    17,887,612 units               **              276,900
                                                                                                          --------------

  Large Cap Stock Fund
  --------------------

  *    Barclays Global Investors Equity Index
                                                                                                          --------------
         Fund F                                                 83,953,228 units               **            1,002,402
                                                                                                          --------------

  Interest Income Fund
  --------------------

  Allstate Life Insurance Company                          Synthetic contract wrapper
                                                               #77078, 6.65%, ***                                (476)
  INVESCO Group Trust for Retirement Savings                  Group Trust: Lambda I                              7,398
                                                                                                          --------------
                                                                                                                 6,922
                                                                                                          --------------
  Allstate Life Insurance Company                                7.06% - 7.10%,
                                                                                                          --------------
                                                               11/14/03 - 11/22/04                              24,465
                                                                                                          --------------

  Bank of America National Association                     Synthetic contract wrapper
                                                               #99-058, 5.01%, ***                             (5,139)
  Delta Funding Home Equity Loan Trust                        Home Equity Monoline                               6,954
  AmeriCredit Automobile Receivables Trust                       Sub Prime Auto                                 10,370
  Nordstrom Private Label Credit Care Master Trust             Retail Credit Card                               10,609
  TIAA Retail Commercial Trust                                       Conduit                                     6,939
  Onyx Acceptance Grantor Trust                                   Sub Prim Auto                                  7,121
  CIT Equipment Collateral                                    Small Equipment Lease                              6,714
  Credit Suisse First Boston Mortgage Securities                     Conduit                                     4,694
  Federal Home Loan Mortgage Company                            Agency Debenture                                20,424
  WFS Financial Owners Trust                                     Sub Prime Auto                                  5,341
  WFS Financial Owners Trust                                     Sub Prime Auto                                  9,793
  Providian Master Trust                                      Monoline Credit Card                               5,221
  Federal Home Loan Mortgage Company                          Home Equity Monoline                               1,132

                                                            SBC SAVINGS PLAN
                                                     EIN 43-1301883, PLAN NO. 002

                             SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (continued)
                                                           December 31, 2002
                                                        (Dollars in Thousands)

                                                                Description of                              Current
  Identity of Issue                                               Investment                  Cost           Value
  -----------------------------------------------------  ------------------------------   -------------   -------------

  AVIS AESOP Leasing L.P.                                      Operating Assets                                 5,855
  Bank of America National Association                           Cash on Hand                                   1,261
  Capital Auto Rec Asset Trust                                    Prime Auto                                   10,272
  Capital Auto Rec Asset Trust                                    Prime Auto                                    6,073
  COAFT                                                         Sub Prime Auto                                  5,581
  Fannie Mae Whole Loan                                        Agency Debenture                                 1,154
  Fannie Mae Whole Loan                                      Multi Family Balloon                               8,333
  Fannie Mae Whole Loan                                    ABS - Home Equity Agency                             3,809
                                                                                                          -------------
                                                                                                              132,511
                                                                                                          -------------
  Business Men's Assurance Company of America                   5.41% - 7.44%,
                                                                                                          -------------
                                                               1/2/02 - 7/15/04                                29,718
                                                                                                          -------------
  CDC Financial Products Inc.                                   5.38% - 7.01%,
                                                                                                          -------------
                                                              10/15/03 - 10/17/05                              36,842
                                                                                                          -------------

  JP Morgan Chase Bank                                    Synthetic contract wrapper
                                                            #401740-L2, 6.21%, ***                              (292)
  INVESCO Group Trust for Retirement Savings                Group Trust: Lambda II                              4,806
                                                                                                          -------------
                                                                                                                4,514
                                                                                                          -------------
  JP Morgan Chase Bank                                    Synthetic contract wrapper
                                                             #426423-T, 4.89%, ***                            (8,107)
  Citibank Credit Card                                         Bank Credit Card                                 5,465
  Discover Card Trust                                          Bank Credit Card                                10,819
  Federal Home Loan Mortgage Company                           Agency Debenture                                38,866
  Fannie Mae Whole Loan                                       FHA/VA Reperforming                              10,458
  Fannie Mae Whole Loan                                     ABS-Home Equity Agency                              5,390
  Fannie Mae Whole Loan                                     ABS- Home Equity Agency                            13,269
  Fleet Credit Card MT                                         Bank Credit Card                                 4,235
  Ford Auto Owners Trust                                          Prime Auto                                    9,334
  Harley-Davidson Eaglemark                                       Prime Auto                                    4,200
  MBNA Master Trust                                          Monoline Credit Card                               6,679
  Residential Asset Security                                 Home Equity Monoline                               6,466
  Federal Home Loan Mortgage Company                           Agency Debentures                               22,920
  Capital One Master Trust                                   Monoline Credit Card                              10,543
  Ford Auto Owners Trust                                          Prime Auto                                    1,502
  Prime Credit Card Master Trust                              Retail Credit Card                                7,700
  Cash on Hand                                                       Cash                                         969
                                                                                                          -------------
                                                                                                              150,708
                                                                                                          -------------
  Continental Assurance Company                           Synthetic contract wrapper
                                                             #630-05630, 6.17%,***                              (495)
  INVESCO Group Trust for Retirement Savings                   Group Trust Beta                                13,235
                                                                                                          -------------
                                                                                                               12,740
                                                                                                          -------------
  GE Life and Annuity Assurance Company                         6.87% - 7.47%,
                                                                                                          -------------
                                                               6/20/02 - 12/1/03                               14,432
                                                                                                          -------------
  Jackson National Life Insurance Company                       6.96% - 7.42%,
                                                                                                          -------------
                                                               1/29/04 - 8/18/04                                8,789
                                                                                                          -------------
  John Hancock Life Insurance Company                           2.83% - 5.28%,
                                                                                                          -------------
                                                                2/1/02 - 3/3/03                                25,116
                                                                                                          -------------

  Metropolitan Life Insurance Company                     Synthetic contract wrapper
                                                                                                          -------------
                                                              #28456, 4.90%, ***                              (8,275)
                                                                                                          -------------

                                                                Description of                                Current
  Identity of Issue                                               Investment                  Cost             Value
  -----------------------------------------------------  ------------------------------   -------------   -------------

  Capital Auto Rec Asset Trust                                    Prime Auto                                    6,871
  Capital One Master Trust                                   Monoline Credit Card                               5,383
  Federal National Mortgage Association                        Agency Debentures                               33,314
  Fannie Mae Whole Loan                                       FHA/VA Reperforming                               2,777
  FSPC                                                      ABS- Home Equity Agency                             5,051
  Honda Auto Receivables                                          Prime Auto                                    8,845
  Honda Auto Receivables                                          Prime Auto                                    2,025
  Honda Auto Receivables                                          Prime Auto                                    4,036
  Carmax Auto Owners Trust                                      Non Prime Auto                                  5,864
  Nissan Auto Owners Trust                                        Prime Auto                                    5,620
  Fleet Credit Card MT                                         Bank Credit Card                                10,032
  Prime Credit Card Master Trust                              Retail Credit Card                                5,500
  Sears Credit Account Trust                                  Retail Credit Card                                4,712
  United States Treasury                                         Treasury Note                                 28,383
  Citibank Credit Card                                         Bank Credit Card                                10,577
  Fleet Credit Card MT                                         Bank Credit Card                                 5,064
  Chase Manhattan Auto Owners Trust                               Prime Auto                                    2,724
  Toyota Auto Receivables Owner Trust                             Prime Auto                                    3,543
  Union Acceptance Corporation                                  Sub Prime Auto                                  5,240
  Resid Asset Mgmt Production Inc.                          ABS- Home Equity Agency                             8,047
  Metropolitan Life Insurance Company                            Cash on Hand                                   1,051
                                                                                                          -------------
                                                                                                              156,384
                                                                                                          -------------
  Monumental Life Insurance Company                             6.87% - 7.12%,
                                                                                                          -------------
                                                               10/1/03 - 12/1/03                               22,616
                                                                                                          -------------

  Monumental Life Insurance Company                       Synthetic contract wrapper
                                                               #75TR, 4.97%, ***                              (5,690)
  Carmax Auto Owner Trust                                       Non Prime Auto                                  3,599
  Chase Manhattan Credit Card MT                               Bank Credit Card                                 8,159
  First USA Credit Card Master Trust                           Bank Credit Card                                 2,077
  American Express Credit Account Master Trust               Monoline Credit Card                               1,752
  Federal Home Loan Mortgage Company                           Agency Debentures                               16,452
  Capital One Master Trust                                     Bank Credit Card                                10,489
  Credit Suisse First Bostn                                         Conduit                                     5,872
  Fannie Mae Whole Loan Mortgage                            Agency Multifamily MBS                              4,845
  Pinnacle CBO Ltd.                                              Cash Flow CBO                                  5,527
  Fannie Mae Whole Loan Mortgage                            ABS- Home Equity Agency                             7,700
  Home Ownership Funding Corporation                          Step Down Preferred                               5,576
  Federal Home Loan Mortgage Company                           Agency Debenture                                17,996
  Citibank Credit Card                                         Bank Credit Card                                10,930
  Home Ownership Funding  Corporation                         Step Down Preferred                               3,719
  Credit Suisse First Boston                                        Conduit                                     7,039
  Federal Home Loan Mortgage Company                           Agency Debentures                                  222
  Ford Auto Owners Trust                                          Prime Auto                                    8,709
  Structured Asset Sec Corporation                              AB SBA Loan PT                                 10,309
  Toyota Auto Receivable Owner Trust                              Prime Auto                                    7,403
  Vanderbilt Mortgage Finance                              Manufactured Housing Seni                            4,772
  Conti Finance                                              Home Equity Monoline                                   2
  Monumental Life Insurance Company                              Cash on Hand                                   1,007
                                                                                                          -------------
                                                                                                              138,466
                                                                                                          -------------

                                                                Description of                                Current
  Identity of Issue                                               Investment                  Cost             Value
  -----------------------------------------------------  ------------------------------   -------------   -------------

  New York Life Insurance Company                               3.65% - 6.10%,
                                                                                                          -------------
                                                               10/15/02 - 9/1/03                               33,025
                                                                                                          -------------
  Pruco Life Insurance Company                                  6.03% - 7.48%,
                                                                                                          -------------
                                                              8/11/03 - 11/30/05                               43,889
                                                                                                          -------------
  Security Life of Denver Insurance Company                     7.35% - 7.65%,
                                                                                                          -------------
                                                              2/11/03 - 11/12/03                               19,412
                                                                                                          -------------

  State Street Bank and Trust Company                     Synthetic contract wrapper
                                                            #98246-LB1, 6.13%, ***                               (80)
  INVESCO Group Trust for Retirement Savings                 Group Trust: Lambda I                              1,375
                                                                                                          -------------
                                                                                                                1,295
                                                                                                          -------------
  State Street Bank and Trust Company                     Synthetic contract wrapper
                                                              #99038, 5.40%, ***                              (7,222)
  MBNA Master Credit Card Trust USA                          Monoline Credit Card                               3,917
  MBNA Master Credit Card Trust USA                          Monoline Credit Card                               9,978
  Americredit Auto Receivable                                   Sub Prime Auto                                 10,276
  Chase Manhattan Auto Owner Trust                                Prime Auto                                    7,034
  Commercial Mortgage Asset Trust                                   Conduit                                     4,126
  Sears Credit Account Master Trust                           Retail Credit Card                                8,007
  Sears Credit Account Master Trust                           Retail Credit Card                                6,662
  Sovereign Bank Home Equity Loan Trust                      Home Equity Monoline                               1,822
  Household Auto Trust                                          Sub Prime Auto                                  7,018
  Citibank Credit Card Master Trust I                          Bank Credit Card                                 2,774
  United States Treasury                                         Treasury Note                                 32,624
  Fannie Mae Whole Loan                                       FHA/VA Reperforming                               7,561
  Fannie Mae Whole Loan                                        Agency Debenture                                 5,768
  LB Commercial Conduit Mortgage Trust                              Conduit                                     9,991
  American Express Credit Account Master Trust               Monoline Credit Card                               6,418
  Premier Auto Trust                                              Prime Auto                                      688
  Pru Sec Secured Financing                                         Conduit                                     3,892
  State Street Bank and Trust Company                            Cash on Hand                                   1,314
                                                                                                          -------------
                                                                                                              122,648
                                                                                                          -------------
  Sun America Life Insurance Company                            7.02% - 7.63%,
                                                                                                          -------------
                                                               1/2/04 - 11/4/05                                40,233
                                                                                                          -------------

  Union Bank of Switzerland AG                            Synthetic contract wrapper
                                                               #5030, 5.30%, ***                              (3,480)
  BOIT                                                         Bank Credit Card                                12,678
  Househole Private Lab MT 2                                  Retail Credit Card                               10,724
  Fannie Mae Whole Loan Mortgage Company                              PAC                                       9,145
  Union Acceptance Corporation                                  Sub Prime Auto                                  2,741
  Nissan Auto Owners Trust                                        Prime Auto                                    4,817
  Salomon Brothers Mortgage Securities VII                          Conduit                                     6,188
  Federal Home Loan Mortgage Company                           Agency Hybrid ARM                                3,519
  Federal Home Loan Mortgage Company                           Agency Debenture                                11,346
  AmeriCredit Automobile Receivables Trust                      Sub Prime Auto                                  5,248
  Federal Home Loan Mortgage Company                        ABS- Home Equity Agency                             5,402
  Fannie Mae Whole Loan                                    FHA/VA Perperforming Pas                             3,681
  Fannie Mae Whole Loan                                        Agency Debenture                                 6,921
  Caterpillar Financial Assets Trust                         Large Equipment Loan                               2,778

                                                                Description of                                Current
  Identity of Issue                                               Investment                  Cost             Value
  -----------------------------------------------------  ------------------------------   -------------   -------------

  COAFT                                                         Sub Prime Auto                                  5,077
  Union Bank of Switzerland AG                                   Cash on Hand                                     671
                                                                                                          -------------
                                                                                                               87,456
                                                                                                          -------------

  *    Boston Safe Deposit and Trust Company               Temporary cash investment                           47,495
                                                                                                          -------------
         Total Interest Income Fund                                                            **           1,159,676
                                                                                                          -------------

  Asset Allocation Fund
  ---------------------

  *    Barclays Global Investors U.S. Tactical Asset           25,166,447 units
                                                                                                          -------------
         Allocation Fund F                                                                                    357,615
                                                                                                          -------------

  Global Equity Fund
  ------------------

  *    Barclays Global Investors U.S. Equity                    2,919,264 units
         Market Fund F                                                                                         61,042
  *    Barclays Global Investors EAFE Equity Index              1,398,128 units
         Fund F                                                                                                17,938
                                                                                                          -------------
         Total Global Equity Fund                                                              **              78,980
                                                                                                          -------------

  Mid and Small Cap Stock Fund
  ----------------------------

                                                                                                          -------------
       Extended Equity Market Fund F                           10,188,821 units                **             120,126
                                                                                                          -------------

  International Stock Fund
  ------------------------

                                                                                                          -------------
       International Stock                                      2,061,310 units                **              26,447
                                                                                                          -------------

  Loan Fund
  ---------

                                                                                                          -------------
  *   Loans to Plan Participants                                 5.25% - 5.75%                                157,283
                                                                                                          -------------

       TOTAL                                                                                           $     5,390,967
                                                                                                          =============

   *    Party-in-Interest.
   **   Participant-directed investment, cost not required.
   ***  Synthetic Insurance Contracts, no stated maturity.

                                                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                                   SBC SAVINGS PLAN

                                                                   By SBC Communications Inc., Plan Administrator
                                                                   for the Foregoing Plan

                                                                     By  /s/ Karen E. Jennings
                                                                         ----------------------------------------------
                                                                         Karen E. Jennings
                                                                         Senior Executive Vice President -
                                                                         Human Resources and Communications

Date: June 25, 2003

                                                             EXHIBIT INDEX

       Exhibits identified below, Exhibit 23 is filed herein as an exhibit hereto and Exhibit 99 is furnished and attached hereto.

     Exhibit
     Number
    -------------

23       Consent of Independent Auditors Ernst & Young LLP
99       Certification of Periodic Financial Reports